August 19, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance 100 F
Street, N.E.

Washington, DC 20549-6010

Attention: Alexandra Barone

Re:	Skillz Inc.
Registration Statement on Form S-l
Filed August 17, 2021 (File No. 333-258866)

Dear Ms. Barone:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on August 20, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Skillz Inc. (the “Company”) or its counsel may request via telephone call to the Staff. Please contact Steve Gavin of Winston & Strawn LLP, counsel to the Company, at (312) 558-5979 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Skillz Inc.

By:	/s/ Charlotte Edelman
Charlotte Edelman
VP of Legal

cc: Steve Gavin, Esq.